FORM RW – REGISTRATION WITHDRAWAL REQUEST

March 11, 2009

VIA EDGAR

U.S. Securities Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: AdvisorShares Trust
(File Nos. 333-148494, 811-22110)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “1933 Act”), AdvisorShares Trust (the “Trust”), hereby requests that the U.S. Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the Trust’s Registration Statement on Form N-1A (File Nos. 333-148494 and 811-22110), which was filed with the SEC via EDGAR Accession No. 0001104659-08-00982 on January 7, 2008 (the “Registration Statement”).

The Registrant determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact W. John McGuire at 202.739.5654.

Very truly yours,

/s/ Noah Hamman

Noah Hamman

Initial Trustee

Principal Executive Officer

Principal Financial Officer